UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

Office No. 5, 17/F., PeakCastle

No. 476 Castle Peak Road, Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

On April 13, 2026, Dreamland Limited (the “Company”) announced that it expects to implement a 1-for-5 reverse stock split (the “Reverse Stock Split”) as approved and authorized by a majority of the shareholders of at an extraordinary meeting of shareholders held on March 31, 2026.

Proposed Timing of the Reverse Stock Split

Subject to the Company’s satisfaction of Nasdaq Operations notice requirements, the Company expects the Reverse Stock Split to become effective on April 20, 2026, with trading to begin on a split-adjusted basis at the market open on that day.

Pre-Reverse Stock Split Issued and Outstanding Share Capital

As of the date of this Report, and immediately prior to the effectiveness of the Reverse Stock Split, the Company’s total issued and outstanding share capital consists of 37,000,000 ordinary shares, comprised of:

●	36,000,000 Class A ordinary shares (par value US$0.00001 each, with 1 vote per share); and

●	1,000,000 Class B ordinary shares (par value US$0.00001 each, with 12 votes per share).

Post-Reverse Stock Split Issued and Outstanding Share Capital

Upon the effectiveness of the Reverse Stock Split, the Company’s issued and outstanding share capital is expected to be adjusted to 7,400,000 ordinary shares, comprised of:

●	7,200,000 Class A ordinary shares (par value US$0.00005 each, with 1 vote per share); and

●	200,000 Class B ordinary shares (par value US$0.00005 each, with 12 votes per share).

No fractional shares will be issued in connection with the Reverse Stock Split. All fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share.

In connection with the Reverse Stock Split, the Company filed an excerpt of the minutes of extraordinary meeting of shareholders reflecting the relevant changes, with the Registry of Companies of the Cayman Islands on April 2, 2026 to reduce the authorized share capital of the Company from US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each, comprising (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each with 1 vote per share and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each with 12 votes per share to US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising (a) 1,900,000,000 class A ordinary shares with a par value of US$0.00005 each with 1 vote per share and (b) 100,000,000 class B ordinary shares with a par value of US$0.00005 each with 12 votes per share, the reduction at the same ratio as its reduction in the issued and outstanding shares.

No other material changes to the terms of the Company’s securities are anticipated in connection with the Reverse Stock Split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on April 13, 2026.

Dreamland Limited

By:	/s/ Seto Wai Yue
Name:	Seto Wai Yue
Title:	Director and Chief Executive Officer